

December 23, 2010

Mr. Richard A. Hubbell
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

>   **Re: RPC, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 3, 2010**
>   **File No. 1-08726**

Dear Mr. Hubbell:

We have reviewed your response letter dated September 16, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 2

1.   We note your response to comment two in our letter dated September 1, 2010. Please disclose the information you provided us in your response, regarding the allocation of liability and related indemnification obligations set forth in your customer contracts, in your future filings. With respect to your insurance coverage, please disclose the applicable policy limits and deductibles. Alternatively, tell us why you believe such information need not be disclosed.

Executive Compensation, page 60 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed on March 24, 2010)

Compensation Discussion and Analysis, page 14

2.   We note your response to comment eight in our letter dated September 1, 2010. In particular, we note that you provided us with the company's definition of the target corporate performance goal, return on invested capital, by a letter which was faxed to us on a supplemental basis. You did not address why public disclosure would result in competitive harm such that the ROIC definition could be excluded from your future filings under Instruction 4 to Item 402(b) of Regulation S-K. Please disclose the company's ROIC definition in future filings, in addition to the related information which you agreed to disclose.

3.   We note your response to comment nine in our letter dated September 1, 2010. Please provide us with a sample of the disclosure you intend to use, as we requested in comment five. Your sample disclosure should discuss, for each of the four named executive officers who received restricted stock awards under your Stock Incentive Plan, the specific aspects of the individual's performance considered by the compensation committee in its evaluation and determination of the award amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Tracey L. McNeil at (202) 551-3392, Alexandra M. Ledbetter at (202) 551-3317, or me at (202) 551-3740 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director